Exhibit 99

Sun International

April 1, 2002

Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549

Ladies and Gentlemen:

        In connection with the audit of our consolidated financial statements as of December 31, 2001 and for the year then ended, we have received representations from Arthur Andersen LLP, our independent public accountants that (i) this audit was subject to Arthur Andersen LLP’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and (ii) that there was appropriate continuity of Arthur Andersen personnel working on the audit and national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,
SUN INTERNATIONAL NORTH AMERICA, INC.
By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President - Finance
Chief Financial Officer